

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2023

Shuang Wu
Chief Executive Officer
WORK Medical Technology LTD
Floor 23, No. 2 Tonghuinan Road
Xiaoshan District, Hangzhou City, Zhejiang Province
The People's Republic of China

> **Re: WORK Medical Technology LTD**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed August 17, 2023**
> **File No. 333-271474**

Dear Shuang Wu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 12, 2023 letter.

Amendment No. 3 to Registration Statement on Form F-1, Filed August 17, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Net Revenue, page 66

1.   We note sales of masks increased 125.1% for the six months ended March 31, 2023, when compared to the comparable prior period, Please quantify the impact of (i) the unit price increase in masks, and of (ii) any foreign currency rate fluctuations, on your increase in sales.

Business
Research and Development (R&D), page 92

2.   We note your disclosure on page 93 regarding your Patent Transfer Agreements
      with Zhejiang University and the Second Hospital of Jiaxing City. Please expand this
      disclosure to provide the following information for each agreement, to the extent
      applicable:

      - the nature and scope of intellectual property transferred;
      - each parties' rights and obligations;
      - the duration of the agreement and royalty term;
      - the termination provisions;
      - the aggregate amounts paid to date under the agreement;
      - the aggregate future potential milestone payments to be paid; and
      - the royalty rates or a royalty range.

Interim Financial Statements
5. Prepaid Expenses and Other Current Assets, page F-39

3.   We note the interest-free loan to third party was $2,038,826, $2,032,473 and $1,706,242
      for the periods presented and recorded as a current asset for these periods. We also note
      the amount at March 31, 2023 is significant as it is equal to 41% of your working capital
      surplus as of the same date. Please address the following:

      - Explain to us why the amount was not fully collected as of March 31, 2023 when it
        was recorded as current as of September 30, 2021;
      - Explain to us how you determined the amount is fully collectible as of March 31,
        2023;
      - Disclose when you expect the amount to be paid in full;
      - Disclose why the loan was made and identify the party that received the proceeds;
        and
      - Correct the date on page 69 from March 31, 2022 to March 31, 2023.

Note 12. Related Party Transactions, page F-43

4.   We note the amount due from Shuang Wu increased from zero to $996,239 and
      it represented the advance to this related party for the Group's daily operations or the
      initial public offering costs, including legal fees and accounting fees. Please explain to us
      in further detail this description, the payment terms of this receivable, and how you
      determined the amount is collectible. In this regard, if amounts are advanced to this
      related party for your daily operations or other costs, that appears to imply that these costs
      are not being recorded on your financial statements. Please revise your disclosure, as
      appropriate.

5. We note on page 125 that you have not paid any compensation to your directors and officers and on page 126 that neither Shuang Wu, your CEO since June 2022, nor Ningfang Liang, your CFO since June 2022, own shares in the company. Please explain to us why these officers are working without compensation and whether you expect to pay compensation to them in the future. In addition, explain to us whether the $996,239 given to Suang Wu should be recorded as compensation.

6. Please revise your financial statements to reflect the value of the services provided by Baiming Yu, your Chief Operating Officer since June 2022 and beneficial owner of 50% of your outstanding Ordinary Shares, recorded as an operating expense and additional paid-in capital. Refer to SAB Topic 5.T.

You may contact Michael Fay at 202-551-3812 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Katherine Bagley at 202-551-2545 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Ying Li, Esq.